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FEB 29 2016

Washington DC
413

SI 16014405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNBS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7200 West 132nd Street, Suite 240
(No. and Street)

Overland Park	KS	66213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 913-402-2631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexandra Street, Suite 4	Marietta,	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent E. Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none



Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNBS, LLC

(A Limited Liability Company)

Financial Statements For The Year Ended

December 31, 2015

Report of Independent Registered

Public Accounting Firm

Contents

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
CNBS, LLC

We have audited the accompanying statement of financial condition of CNBS, LLC as of December 31, 2015, and the related statements of operations, statement of changes in liabilities subordinated to claims of general creditors, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of CNBS, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNBS, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of CNBS, LLC's financial statements. The supplemental information is the responsibility of CNBS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

CNBS, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	76,714
Cash segregated under federal and other regulations		100,000
Receivables:		
Client fees		69,085
Accrued interest and other		33,548
Total receivables		102,633
Investments - Other, at fair value ($1,050,000 pledged as collateral - Note 8)		1,075,000
Fixed assets, net		34,995
Prepaid expenses		37,618
Total assets	$	1,426,960
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	152,801
Deferred revenue		71,779
Liabilities subordinated to claims of general creditors		165,000
Commitments and Contingencies (Note 8)		-
Members' Equity		1,037,380
Total liabilities and members' equity	$	1,426,960

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Operations
Year Ended December 31, 2015

Revenues:	
Transaction revenue	$ 568,649
Fee revenue	913,900
Other income	27,606
Total revenues	1,510,155
Expenses:	
Compensation and benefits:	
Compensation	715,932
Benefits	170,028
Total compensation and benefits	885,960
Administrative and operating expenses:	
Business development	148,795
Office occupancy	132,345
General operations	76,472
Information systems	79,418
Broker and advisory operations	338,152
Professional services and memberships	271,546
Other expenses	57,581
Total administrative and operating expenses	1,104,309
Total expenses	1,990,269
Net loss	$ (480,114)

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2015

Balance at December 31, 2014	$	165,000
Issuances	$	
Balance at December 31, 2015	$	165,000

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2015

Balance at December 31, 2014	$	1,144,229
Member contributions		373,265
Net loss		(480,114)
Balance at December 31, 2015	$	1,037,380

The accompanying notes are an integral part of these financial statements.

CNBS, LLC

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net loss	$	(480,114)
Adjustments to reconcile net loss to net cash used by operating activities:		
Assets net of deprecation		(234)
Accounts receivable		(24,281)
Securities owned		(35,629)
Prepaid expenses		31,829
Deferred revenue		71,779
Accounts payable and accrued expenses		(10,929)
Net cash provided by operating activities		(447,579)
Cash Flows from Financing Activities		
Proceeds from Member contribution		373,265
Net cash provided by financing activities		373,265
Net decrease in cash and cash equivalents		(74,314)
Cash and Cash Equivalents		
Beginning of Year		251,029
End of Year	$	176,714
Supplemental Information		
Interest Paid in 2015	$	15,958

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations

CNBS, LLC (the Company) a Kansas limited liability company is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Company provides fixed income securities transactions and investment advisory services to domestic financial and other institutional investors.
The Company does not hold client funds or securities. Client introduces all securities through a clearing account.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared in accordance with accounting standards generally accepted in the United States (GAAP).

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2015, cash equivalents include money market accounts.

Securities transactions: Securities transactions are recognized on the statement of operations on a settlement date basis, generally within three business days after the trade date, with related transaction revenue recorded on a settlement date basis, which approximates the trade date. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty of the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from client securities transactions and payable to broker-dealers on the statement of financial condition. The Company does not hold any cash or securities from these transactions.

Advisory services: Investment advisory revenues reflected as fee revenue on the statement of operations are recognized over the period earned.

Accounts receivable: Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on an individual credit evaluation and specific circumstances of the client.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to five years.

Note 2. Summary of Significant Accounting Policies (Continued)

Revenue recognition: The Company's main revenue streams include transaction revenue and fee revenue. Transaction revenue is earned by providing trading services and is recorded when trades are settled. Fee revenue is earned by providing investment advisory, reporting, and other services and is recorded at the time fees are billed to the client.

Deferred revenue represents the value of services yet to be delivered to clients that have paid in advance for the Company's services.

Income taxes: The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes.* Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examination by taxing authorities for years before 2012.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2016 the date the financial statements were issued. On February 3, 2016 the Company submitted an application to withdraw its membership with FINRA and its broker dealer registration. On January 28, 2016 the Company's registered representatives became associated with another FINRA member and the Company will provide brokerage services to its customers through that FINRA member. The Company will continue to operate as a SEC registered investment advisor. Subsequent to year-end, there were no distributions paid to members or contributions paid to the Company.

Note 3. Investments - Other

Consists of two certificates of deposit. One certificate of deposit ($1,050,000) is pledged as collateral (see Note 8). The second CD has a face value of $25,000 with a maturity date of 10/08/2016 at a rate of 0.6%. The $1,050,000 CD has a maturity 10/30/2017 and a rate of .99%. See Note 8 for additional details. Interest income from CDs was $10,810 in 2015.

Note 4. Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2015 are summarized as follows:

Computer hardware and software	$	153,645
Furniture and equipment		59,755
Leasehold improvements		1,286
Total fixed assets		214,686
Accumulated depreciation		(179,691)
Fixed assets, net	$	34,995

Note 5. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated debt agreement with its majority owner Aberdeen Capital Holding, LLC (Aberdeen). As of December 31, 2015 there was $165,000 in outstanding borrowings. The outstanding borrowings consist of the following:

Amount	Maturity	Rate
$50,000	12/12/2016	10.0%
$25,000	12/13/2016	10.0%
$60,000	12/31/2016	10.0%

Amount	Maturity	Rate
$10,000	4/15/2017	10.0%
$20,000	6/25/2017	10.0%

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's compliance with minimum net capital requirements, it may not be repaid. Interest paid on the notes was $15,958 in 2015.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2015, the Company had net capital of $39,564, which was $24,592 in excess of its required net capital of $14,972. The ratio of aggregate indebtedness to net capital is 5.68 to 1.

Note 7. Concentration of Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2015 is not expected to have a material adverse effect on the financial condition of the Company.

As a securities broker-dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparty's ability to satisfy its obligations to the Company.

Note 8. Commitments and Contingencies

The Company has entered into an assignment of deposit account agreement with an owner, Aberdeen and Amegy Bank National Association (Amegy). In connection with Aberdeen's purchase of an interest in the Company from existing members, Aberdeen entered into a debt agreement with Amegy. In relation with this agreement, the Company assigned a certificate of deposit of $1,050,000 to Amegy as partial collateral for the financing Aberdeen obtained from Amegy.

The Company has a dispute with a prior vendor over the cancelation of a contract for technology services. The Company has accrued what the Company believes will be the liability in this matter. The Company and its attorneys do not believe it will have a material impact on the financial statements above the amount accrued. The amount accrued is contained within the accounts payable and accrued expenses on the Statement of Financial Condition. The legal expenses associated with the dispute are included in the Statement of Operations under the professional services and memberships line.

CNBS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

		SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	1,037,380
TOTAL EQUITY		1,037,380
Subordinated debt allowable for net capital		165,000
Total Capital and allowable credits		1,202,380
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable and other assets		112,816
Capital charge for pledged CD		1,050,000
NET CAPITAL	$	39,564
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		224,581
TOTAL AGGREGATE INDEBTEDNESS	$	224,581
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of aggregate indebtedness	$	14,972
Excess net capital		24,592
Excess net capital at 120 percent		17,106
Percentage of aggregate indebtedness to net capital		568%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.

CNBS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
CNBS, LLC

We have reviewed management's statements, included in CNBS, LLC's Annual Exemption Report, in which (1) CNBS, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CNBS, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) CNBS, LLC stated that CNBS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CNBS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CNBS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683


CNBS

CNBS, LLC Exemption Report

CNBS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

**I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.**

By:
Title: CFO
February 23, 2016

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Members of
CNBS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CNBS, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CNBS, LLC's compliance with the applicable instructions of Form SIPC-7. CNBS, LLC's management is responsible for CNBS, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-040985 FINRA DEC

CNBS LLC
7200 W 132nd Street Suite 240
Overland Park KS 66213

Note: If any of the information shown on the mailing label requires correction, please e-mai[l] any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 443-541-8400

2. A. General Assessment (item 2e from page 2) $ 3,587

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,743)

July 29, 2015

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,844

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,844

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,844

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CNBS, LLC

(Name of Corporation, Partnership or other organization)

[signature]

(Authorized Signature)

Dated the 23 day of February, 20 16.

CFO

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,506,179
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	71,360
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	71,360
2d. SIPC Net Operating Revenues	$1,434,819
2e. General Assessment @ .0025	$3,587 (to page 1, line 2.A.)